CUSIP No. 152418109	Page 1 of 43 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SYNERGY FINANCIAL GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
87162V102
(CUSIP Number)
Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 152418109	Page 2 of 43 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 299,746 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 299,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,746

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 3 of 43 Pages

1	NAME OF REPORTING PERSON Financial Edge - Stragegic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 139,404 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 139,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 4 of 43 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 5 of 43 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 934,644 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 934,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 6 of 43 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 140,321 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 140,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 7 of 43 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 987,810 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 987,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 8 of 43 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,100 SHARED VOTING POWER 1,107,310 SOLE DISPOSITIVE POWER 3,100 SHARED DISPOSITIVE POWER 1,107,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 9 of 43 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 1,107,310 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 1,107,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 10 of 43 Pages

1	NAME OF REPORTING PERSON Archimedes Overseas Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 11 of 43 Pages

1	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 32,345 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 32,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 12 of 43 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 375,994 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 375,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 13 of 43 Pages

1	NAME OF REPORTING PERSON Advance Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 14 of 43 Pages

1	NAME OF REPORTING PERSON Padco Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 15 of 43 Pages

1	NAME OF REPORTING PERSON Peter Cocoziello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 19,500 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 19,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 16 of 43 Pages

1	NAME OF REPORTING PERSON Irving Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 17 of 43 Pages

1	NAME OF REPORTING PERSON Irving A. Smokler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 152418109	Page 18 of 43 Pages

1	NAME OF REPORTING PERSON Carol Smokler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 100,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 19 of 43 Pages

1	NAME OF REPORTING PERSON Daniel Spiegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,605 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 15,605 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,605

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 20 of 43 Pages

1	NAME OF REPORTING PERSON Daniel Eliades

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,000 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 1,000 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 <0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 21 of 43 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly by:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”)

•	Archimedes Overseas Ltd., a Channel Islands company (“Archimedes Overseas”)

•	PL Capital, LLC (“PL Capital”), a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for separate accounts held by Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”) and the Irving Smokler Revocable Trust, a Florida trust (“Irving Smokler Trust”)

•	PL Capital Advisors, LLC (“PL Capital Advisors”), a Delaware limited liability company, and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund

•	Padco Management Corp., a New Jersey corporation (“Padco”), the Managing Member of Advance Capital Partners

•	Peter Cocoziello, the President of Padco

•	Irving Smokler Trust

•	Irving Smokler, the co-trustee of the Irving Smokler Trust

•	Carol Smokler, the co-trustee of the Irving Smokler Trust

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

CUSIP No. 152418109	Page 22 of 43 Pages

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP and Investment Manager for a separate account held by Archimedes Overseas

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and individuals

•	Daniel Spiegel

•	Daniel Eliades

        All of the filers of this Schedule 13D are collectively the “PL Capital Group” or the “Group.”

        This Schedule 13D relates to the common stock (“Common Stock”) of Synergy Financial Group, Inc. (the “Company” or “Synergy Financial”). The address of the principal executive offices of the Company is 310 North Avenue East, Cranford, New Jersey 07016. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.	Identity and Background

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore, Irving Smokler Trust and Advance Capital Partners; in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and the investment advisor for separate accounts held by Advance Capital Partners and Irving Smokler Trust, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund, and PL Capital Offshore; Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP and Archimedes Overseas, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP and investment manager for a separate account held by Archimedes Overseas, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        This statement is filed by Mr. Peter Cocoziello, with respect to the shares of Common Stock beneficially owned by Advance Capital Partners and Padco. Mr. Cocoziello is the President of Padco Management Corp., which is the Managing Member of Advance Capital Partners.

CUSIP No. 152418109	Page 23 of 43 Pages

        This statement is filed by Dr. Irving Smokler and Mrs. Carol Smokler with respect to the shares of Common Stock beneficially owned by the Irving Smokler Trust.

        This statement is filed by Mr. Eliades with respect to the shares of Common Stock held by Mr. Eliades as an individual.

        This statement is filed by Mr. Spiegel with respect to the shares of Common Stock held by Mr. Spiegel as an individual and as custodian for Barbara Spiegel, UGMA.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of Archimedes Overseas is 40 Swiss Partner, 23 Schanzengraben, 8039 Zurich, Switzerland. Archimedes is an investment company.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

        The business address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. Advance Capital Partners and Padco are engaged in various interests, including investments.

        The business address of the Irving Smokler Trust is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The Irving Smokler Trust is engaged in various investment activities.

        The place of organization for each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Advance Capital Partners, Padco, Archimedes Overseas, Irving Smokler Trust and PL Capital Offshore is set forth in Item 1.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC. The principal employment of Mr. Cocoziello is real estate development and investment with Advance Capital Realty Group, LLC, a real estate development and investment firm with a business address of 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. The principal employment of each of Dr. Smokler and Mrs. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The principal employment of Mr. Spiegel is as the Senior Vice President and Chief Financial Officer of Atlantic Home Loans Inc., a privately held mortgage company with a business address of 50 Route 46, Parsippany, New Jersey 07054. The principal employment of Mr. Eliades is as a member of Forman Holt & Elaides, LLC, a legal firm whose business address is 218 Route 17 North, Rochelle Park, NJ 07662.

CUSIP No. 152418109	Page 24 of 43 Pages

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the Group owns 1,129,015 shares of Common Stock of the Company acquired at an aggregate cost of $13,433,558.

        The amount of funds expended by Financial Edge Fund to acquire the 299,746 shares of Common Stock it holds in its name is $3,587,404. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 139,404 shares of Common Stock it holds in its name is $1,629,492. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 375,994 shares of Common Stock it holds in its name is $4,538,554. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 32,345 shares of Common Stock it holds in its name is $386,302. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 140,321 shares of Common Stock it holds in its name is $1,602,113. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Advance Capital Partners to acquire the 19,500 shares of Common Stock it holds in its name is $250,265. Such funds were provided from Advance Capital Partner’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 3,100 shares of Common Stock he holds in his name is $36,505. Such funds were provided from Mr. Palmer’s personal funds.

CUSIP No. 152418109	Page 25 of 43 Pages

        The amount of funds expended by Mr. Lashley to acquire the 2,000 shares of Common Stock he holds in his name is $24,475. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by the Irving Smokler Trust to acquire the 100,000 shares of Common Stock it holds in its name is $1,226,005. Such funds were provided from the Trust’s available capital, and margin provided by Bear Stearns Securities Corp. (“Bear Stearns”) on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Spiegel to acquire the 5,861 shares of Common Stock he holds in his name is $45,000. Such funds were provided from Mr. Spiegel’s personal funds. The amount of funds expended to acquire the 9,744 shares of Common Stock he holds as Custodian for Barbara Spiegel, UGMA is $94,234. Such funds were provided from Mr. Spiegel’s personal funds and Ms. Spiegel’s personal funds.

        The amount of funds expended by Mr. Eliades to acquire the 1,000 shares of Common Stock he holds in his name is $13,209. Such funds were provided from Mr. Eliades’s personal funds.

        Archimedes Overseas Ltd. no longer holds any shares of Common Stock.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group, other than the Irving Smokler Trust, has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        In its originally filed Schedule 13D, the PL Capital Group disclosed that it acquired shares of Common Stock for investment purposes. In subsequent previously filed amendments, the PL Capital Group disclosed an intent to influence the policies of the Company, including encouraging the management of the Company to use its excess capital to aggressively repurchase its Common Stock. The PL Capital Group believes that the Company should allocate at least $20 million to repurchase its shares.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        In its previous filing, the PL Capital Group stated that it intended to encourage the management of the Company to use its excess capital to aggressively repurchase its Common Stock, in an amount at least equal to $20 million. The PL Capital Group also noted in that filing that it believed that the Company had incorrectly calculated the number of shares outstanding on its most recent SEC filing, due to the deduction of 363,037 shares held by one of its management/director benefit plans.

CUSIP No. 152418109	Page 26 of 43 Pages

        On December 16, 2005 members of the PL Capital Group talked to members of the Company’s senior management team, including CEO John Fiore, COO Kevin McCloskey and CFO Rich Abrahamian. Three primary topics were discussed, including (1) the proper calculation of outstanding shares, (2) stock buybacks and (3) board representation for the PL Capital Group.

        During such discussions, the Company’s management stated that they would look into the issue regarding calculation of outstanding shares and would correct such amount if their revised calculations produced an amount which differed from the amount previously reported. On December 20, 2005, the Company filed a Form 8-K which noted the error and corrected the number of shares outstanding.

        With regard to stock buybacks, the PL Capital Group expressed its disappointment with the amount and frequency of the Company’s stock buybacks. The PL Capital Group encouraged management to:

•	reduce the number of shares outstanding to approximately 10 million shares, as soon as practical, through aggressive buybacks;

•	free up capital for stock buybacks by reducing non-core assets (namely investment and mortgage backed securities) and liabilities (namely borrowed funds);

•	maintain a balance sheet that is funded primarily with deposits and to only grow the loan portfolio if it is proportional to deposit funding (maintaining a 130% loan to deposit ratio was suggested); and

•	evaluate the benefits of buybacks by measuring the accretion to franchise value per share, rather than simply near term earnings accretion.

        Management of the Company noted that stock buybacks are arguably dilutive to current earnings. The PL Capital Group noted that the only reason such argument would be correct is that the Company’s Return on Equity (ROE) is only 4% (an amount lower than the current yields on unencumbered cash). The PL Capital Group noted if a 4% ROE is all that the Company is capable of generating, then management has an obligation to return capital to shareholders, regardless of whether it is accretive to short term earnings.

        The PL Capital Group also asked management to request that the Company’s board of directors appoint Richard Lashley and John Palmer to the board. Management noted that they would submit such request to the Company’s board of directors.

CUSIP No. 152418109	Page 27 of 43 Pages

        On December 22, 2005, CEO John Fiore notified Messrs. Lashley and Palmer that the board had rejected the PL Capital Group’s request for board seats. Mr. Fiore noted the board’s concerns over additional board fees. The PL Capital Group noted that a costly proxy contest would certainly be more expensive than additional board fees. Also, as the company’s largest shareholder, the PL Capital Group argued that it deserved representation on the board. The PL Capital Group also noted that it could be easily outvoted if the other board members did not agree with their positions. Mr. Fiore noted that the board had fully understood the ramifications of rejecting the PL Capital Group’s request (in terms of a likely proxy contest and possible litigation over the Company’s by-laws, which restrict board members to residency in counties in which the Company has branches). In order to avoid a costly proxy contest, the PL Capital Group offered to accept one board seat for Mr. Lashley, who has lived and worked in the Company’s market area for over 20 years (and currently resides in an adjoining county, Somerset County). Mr. Fiore said that the board had anticipated that offer and rejected that compromise as well. The PL Capital Group informed Mr. Fiore that it was disappointed in the board’s unreasonable rejection of the PL Capital Group’s request and that the PL Capital Group would be left with no choice but to pursue board representation via proxy contest in connection with the upcoming annual meeting.

        The PL Capital Group currently intends to nominate two members to serve on the Company’s board of directors, in opposition to the Company’s anticipated nominees. The Company has three incumbent members whose terms expire in 2006, including CEO John Fiore, Nancy Davis and W. Phillip Scott.

        In a letter dated January 10, 2006, from Mr. Lashley to the Company, a copy of which is attached as Exhibit 2 hereto, Mr. Lashley, on behalf of the PL Capital Group, demanded a list of the shareholders of the Company and related shareholder information.

        In a letter dated January 16, 2006, from the Company to Mr. Lashley, a copy of which is attached as Exhibit 3 hereto, the Company denied such request.

        In a letter dated January 18, 2006, from Mr. Lashley to the Company, a copy of which is attached as Exhibit 4 hereto, Mr. Lashley, on behalf of the PL Capital Group, expressed disappointment that the Company had wrongfully denied the request for the shareholder materials, and indicated that the request would be resubmitted. The resubmitted request letter is attached as Exhibit 5 hereto.

        In a letter dated January 20, 2006, from the Company to Mr. Palmer, a copy of which is attached as Exhibit 6 hereto, the Company agreed to make such shareholder information available for inspection, but stipulated that no copies of any such information, or any facilities to make copies or other reproductions of such information would be made available. In addition, the Company requires that Mr. Lashley, as agent for Mr. Palmer and the PL Capital Group, execute a confidentiality agreement before the requested materials would be made available for inspection.

        Counsel for the PL Capital Group contacted counsel for the Company by phone to request that copies be provided, or facilities to make copies made available, to the PL Capital Group, which request was denied.

CUSIP No. 152418109	Page 28 of 43 Pages

        In a letter dated January 31, 2006, from Mr. Palmer to the Company, a copy of which is attached as Exhibit 7 hereto, Mr. Palmer, on behalf of himself and the PL Capital Group, gave notice to the Company of his intent to nominate Mr. Daniel Spiegel and Mr. Daniel Eliades for election to the Board of Directors of the Company at the 2006 Annual Meeting of Stockholders of the Company. Mr. Spiegel's and Mr. Eliades' eligibility certificate and consent to serve as a director of Synergy Financial, if elected, are attached hereto as Exhibits 8 and 9, respectively.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 11,545,881, reported as the number of outstanding shares as of December 31, 2005, on the Company’s Form 8-K filed January 18, 2006.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-11-30	75,000	$ 12.26	$919,525

2005-12-15	(50,000)	$ 12.24	($612,000)

2005-12-15	(1,197)	$ 12.40	($ 14,815)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

CUSIP No. 152418109	Page 29 of 43 Pages

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-11-30	12,500	$ 12.21	$153,275

2005-11-30	37,500	$ 12.26	$459,775

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-11-30	58,100	$ 12.24	$713,964

2006-01-25	(10,000)	$ 12.99	($129,371)

(d)	Because they are the Managing Members of PL Capital, the general partner of Focused Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 152418109	Page 30 of 43 Pages

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore has made the following purchases or sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-11-30	(6,633)	$ 12.92	($85,250)

2006-01-25	(14,474)	$ 12.90	($186,394)

(d)	PL Capital Advisors is the investment manager for PL Capital Offshore. Because they are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, Messrs. Palmer and Lashley have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-11-30	12,500	$ 12.21	$153,275

2005-11-30	37,500	$ 12.26	$459,775

2005-12-15	(25,000)	$ 12.24	($306,000)

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109	Page 31 of 43 Pages

(F)	Archimedes Overseas

(a)-(b)	See cover page.

(c)	Archimedes Overseas made no purchases or sales of Common Stock in the past 60 days:

(d)	Goodbody/PL LLC is the investment manager for a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct certain affairs of Archimedes Overseas. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Archimedes Overseas.

(G)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment manager for separate accounts held by Advance Capital Partners and Irving Smokler Trust. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, Advance Capital Partners and Irving Smokler Trust.

(H)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 152418109	Page 32 of 43 Pages

(I)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP and the investment manager of a separate account held by Archimedes Overseas. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP and Archimedes Overseas.

(J)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days.

(K)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley purchased 2,000 shares of Common Stock on November 30, 2005 for $12.23, for a total cost of $24,475.

(L)	Advance Capital Partners

(a)-(b)	See cover page.

(c)	Advance Capital Partners made no purchases or sales of Common Stock in the past 60 days:

(d)	PL Capital is the investment manager for a separate account held by Advance Capital Partners. Because they are the Managing Members of PL Capital, Messrs. Palmer and Lashley have the power to direct certain affairs of Advance Capital Partners. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(M)	Padco Management

(a)-(b)	See cover page.

CUSIP No. 152418109	Page 33 of 43 Pages

(c)	Padco Management has made no purchases or sales of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners and it has the power to direct the affairs of Advance Capital Partners. Therefore, Padco Management may be deemed to share with Advance Capital Partners voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(N)	Mr. Peter Cocoziello

(a)-(b)	See cover page.

(c)	Mr. Cocoziello has purchased no shares of Common Stock directly.

(d)	Padco Management is the Managing Member of Advance Capital Partners. Mr. Cocoziello is the President of Padco Management. Because he is the President of Padco Management, Mr. Cocoziello is deemed to have the power to direct the affairs of Padco Management and Advance Capital Partners and is deemed to share voting and disposition power with regard to the shares of Common Stock held by Advance Capital Partners.

(O)	Irving Smokler Trust

(a)-(b)	See cover page.

(c)	The Irving Smokler Trust has made the following purchases and sales of shares of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2005-12-15	100,000	$12.26	$1,226,005

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(P)	Dr. Irving Smokler

(a)-(b)	See cover page.

(c)	Irving Smokler has made no purchases or sales of Common Stock directly. .

(d)	Irving Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

CUSIP No. 152418109	Page 34 of 43 Pages

(Q)	Mrs. Carol Smokler

(a)-(b)	See cover page.

(c)	Carol Smokler has made no purchases or sales of Common Stock directly.

(d)	Carol Smokler is deemed to share voting and disposition power with regard to the shares of Common Stock held by the Irving Smokler Trust.

(R)	Mr. Daniel Spiegel

(a)-(b)	See cover page.

(c)	Mr. Spiegel has made no purchases or sales of shares of Common Stock in the past 60 days.

(S)	Mr. Daniel Eliades

(a)-(b)	See cover page.

(c)	Mr. Eliades has made the following purchases or sales of shares of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total (Proceeds)/Cost($)
2006-01-26	1,000	$12.99	$13,209

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Irving Smokler Trust and Advance Capital Partners, PL Capital is entitled to a management fee based upon a percentage of total capital. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP and Archimedes Overseas, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

        Mr. Spiegel and Mr. Eliades have an understanding with the PL Capital Group pursuant to which the PL Capital Group has requested them to serve as its representatives on the Board of Directors of the Company, and they have agreed to do so, without compensation from the PL Capital Group. Financial Edge Fund, a member of the PL Capital Group, has agreed to indemnify Mr. Spiegel and Mr. Eliades for any liabilities either of them may incur in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company. Financial Edge Fund has also agreed to reimburse Mr. Spiegel and Mr. Eliades for any expenses that either one of them incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company.

CUSIP No. 152418109	Page 35 of 43 Pages

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2	Letter from Richard Lashley to the Company dated January 10, 2006
3	Letter from the Company to Richard Lashley dated January 16, 2006
4	Letter from Richard Lashley to the Company dated January 18, 2006
5	Letter from John Palmer to the Company dated January 18, 2006
6	Letter from the Company to John Palmer dated January 20, 2006
7	Letter from John Palmer to the Company dated January 30, 2006
8	Certificates of Eligibility of Daniel P. Spiegel and Daniel M. Eliades under Bylaws of the Company
9	Consent to Serve as a Director of Daniel P. Spiegel and Daniel M. Eliades

CUSIP No. 152418109	Page 36 of 43 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 37 of 43 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 38 of 43 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

CUSIP No. 152418109	Page 39 of 43 Pages

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

By:	/s/ Irving Smokler
Irving Smokler

By:	/s/ Carol Smokler
Carol Smokler

By:	/s/ Peter Cocoziello
Peter Cocoziello

By:	/s/ Daniel P. Spiegel
Daniel P. Spiegel

By:	/s/ Daniel M. Eliades
Daniel M. Eliades

CUSIP No. 152418109	Page 40 of 43 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: January 31, 2006

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 41 of 43 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 42 of 43 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By: /s/ Peter Cocoziello
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By: /s/ Peter Cocoziello
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By: /s/ Irving Smokler
Irving Smokler, co-trustee
By: /s/ Carol Smokler
Carol Smokler, co-trustee

CUSIP No. 152418109	Page 43 of 43 Pages

By:	/s/ John Palmer
John Palmer

By:	/s/ Richard Lashley
Richard Lashley

By:	/s/ Irving Smokler
Irving Smokler

By:	/s/ Carol Smokler
Carol Smokler

By:	/s/ Peter Cocoziello
Peter Cocoziello

By:	/s/ Daniel P. Spiegel
Daniel P. Spiegel

By:	/s/ Daniel M. Eliades
Daniel M. Eliades

EXHIBIT 2

Mr. Richard Lashley
2 Trinity Place
Warren, N.J. 07059

January 10, 2006

Mr. John Fiore
Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016

Re:	Demand For Stock Ledger and Stockholder List(s)

Dear Mr. Fiore:

        Pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act (the “Act”) and Section 7 of the Bylaws of Synergy Financial Group, Inc. (“Synergy Financial”), the undersigned hereby demands an opportunity to inspect during normal business hours the stock ledger, current list of the shareholders (in alphabetical order, setting forth the name and address of each shareholder and the number of shares registered in the name of each such shareholder, as of the most recent date available), and an opportunity to make copies of or extracts from such documents. I hereby certify to Synergy Financial that I am the holder of 1,140,417 shares of the common stock of Synergy Financial, or 9.7% of the total shares outstanding, as reflected on the attached copy of the Form 13D filed with the Securities and Exchange Commission on December 28, 2005.

        In connection with the foregoing demand, I further demand the opportunity to inspect and copy the following, updated as of the date of this letter, all of which should be in the possession of Synergy Financial or one of its agents:

1.	All daily stock transfer sheets showing changes in the shareholder list referred to in the preceding paragraph which are in or come into the possession of Synergy Financial or the transfer agent(s) for the common stock of Synergy Financial beginning the day following the date of such list.

2.	All information in Synergy Financial’s possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.).

3.	A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by Synergy Financial from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

1

4.	A list of the names and addresses of employee participants in any stock ownership plan of Synergy Financial as of the date of the shareholder list.

5.	The Pershing/DLJ omnibus proxy list.

6.	The Philadep omnibus proxy list.

7.	Any other omnibus proxies produced by ADP for client banks or brokers, listing among other things any respondent positions.

8.	Any omnibus proxy produced by Bank of New York, or any other bank or broker, listing among other things any respondent positions.

9.	Any record date information provided by ADP relative to shares held for their clients, and the number of holders at each of their client firms holding shares of Synergy Financial.

        I further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the shareholder list referred to above be furnished to me as and when the same becomes available to Synergy Financial or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I demand inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        I will bear the reasonable costs incurred by Synergy Financial (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein.

        The purposes for requesting such inspection and copying are to communicate with shareholders regarding the opportunities for Synergy Financial to facilitate a possible solicitation of proxies in connection with the upcoming 2006 Annual Meeting of Stockholders.

        Under section 7 of Synergy Financial’s bylaws and Section 14A:5-28 of the Act, Synergy Financial is required to permit inspection of its record of shareholders within 5 days after receiving this letter. Please advise me at 973-360-1666, or my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549), as to when the items sought will be made available, and in what form.

Very truly yours, /s/ Richard Lashley Richard Lashley

2

EXHIBIT 3

[LOGO OMITTED]
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016-0130
(908)272-3838

VIA FEDERAL EXPRESS

January 16, 2006

Mr. Richard Lashley
2 Trinity Place
Warren, New Jersey 07059

Re:	Synergy Financial Group, Inc. Demand for Shareholder List

Dear Mr. Lashley:

        We are in receipt of your letter dated January 10, 2006, among other things, demanding the opportunity to inspect the Company’s current list of shareholders and stock ledger and to make copies of, or extracts from, such list.

        Under Section 14A:5-28(3) of the New Jersey Business Corporation Act, shareholders of record of a corporation who have been shareholders of record for at least six months or who own at least 5% of the corporation’s outstanding shares are entitled, upon written demand stating a proper purpose, during usual business hours, to examine in person and make extracts from the corporation’s record of shareholders. Our official list of shareholders does not indicate that you meet the requirements of the New Jersey Business Corporation Act and, therefore, we are unable to grant you access at this time to the records you requested. If you wish to resubmit your request, we will again consider it once you demonstrate compliance with the relevant New Jersey law.

Sincerely, /s/ John S. Fiore John S. Fiore President and Chief Executive Officer

EXHIBIT 4

VIA TELEFAX 908-956-3865

January 18, 2006

Mr. John Fiore, President and Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016-0130

Dear John:

I was disappointed that Synergy chose to deny our previous demand letter dated January 10, 2006. You know that we are the holders of more than 5% of Synergy Financial.

Notwithstanding the fact that we are entitled to the records demanded on January 10, 2006, by virtue of our beneficial ownership, and could easily enforce our rights in a lawsuit, we are resubmitting the attached demand letter. The signed letter will arrive, to your attention, by overnight mail tomorrow.

I look forward to hearing from you as to how and when the demanded materials will be made available to us within the 5 days required by law.

Sincerely,

/s/ Rich Lashley
Rich Lashley
Principal

cc:	Steve Gerenraich, Foley & Lardner LLP Phillip Goldberg, Foley & Lardner LLP John W. Palmer, PL Capital LLC

EXHIBIT 5

Mr. John W. Palmer
4216 Richwood Court
Naperville, IL 60564

January 18, 2006

Mr. John Fiore
Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016

Re:	Demand For Stock Ledger and Shareholder List(s)

Dear Mr. Fiore:

        Pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act (the “Act”) and Section 7 of the Bylaws of Synergy Financial Group, Inc. (“Synergy Financial”), the undersigned, or his duly authorized agent, hereby demands an opportunity to inspect during normal business hours the stock ledger, current list of the shareholders (in alphabetical order, setting forth the name and address of each shareholder and the number of shares registered in the name of each such shareholder, as of the most recent date available), and an opportunity to make copies of or extracts from such documents. I hereby certify to Synergy Financial that I am the record holder of 100 shares of Synergy Financial (as evidenced by the copy of certificate SFG2723 dated February 23, 2005) and have been a record holder for more than six months preceding this demand. I am also the beneficial holder of 1,140,417 shares of the common stock of Synergy Financial, or 9.7% of the total shares outstanding, as reflected on the attached copy of the Form 13D filed with the Securities and Exchange Commission on December 28, 2005.

        In connection with the foregoing demand, I, or my duly authorized agent, further demand the opportunity to inspect and copy the following, updated as of the date of this letter, all of which should be in the possession of Synergy Financial or one of its agents:

1.	All daily stock transfer sheets showing changes in the shareholder list referred to in the preceding paragraph which are in or come into the possession of Synergy Financial or the transfer agent(s) for the common stock of Synergy Financial beginning the day following the date of such list.

2.	All information in Synergy Financial’s possession and/or subject to its direction or control and/or which can be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g., Cede & Co.).

3.	A list of the names, addresses and securities positions of non-objecting beneficial owners and acquiescing beneficial owners obtained by Synergy Financial from brokers and dealers pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. If such list is not available as of a recent date, such list should be requested.

4.	A list of the names and addresses of employee participants in any stock ownership plan of Synergy Financial as of the date of the shareholder list.

5.	The Pershing/DLJ omnibus proxy list.

6.	The Philadep omnibus proxy list.

7.	Any other omnibus proxies produced by ADP for client banks or brokers, listing among other things any respondent positions.

8.	Any omnibus proxy produced by Bank of New York, or any other bank or broker, listing among other things any respondent positions.

9.	Any record date information provided by ADP relative to shares held for their clients, and the number of holders at each of their client firms holding shares of Synergy Financial.

        I, or my duly authorized agent, further demand that modifications of, additions to or deletions from, any and all information referenced above subsequent to the date of the shareholder lists referred to above be furnished to me as and when the same becomes available to Synergy Financial or its agents or representatives. In the event any or all of the information encompassed by this demand is available in the form of computer tape or other medium suitable for use by computer or word processor, I, or my duly authorized agent, demand inspection and copying of such computer tape or other medium as well as any program, software, manual or other instructions necessary for the practical use of such information.

        I will bear the reasonable costs incurred by Synergy Financial (including those of its transfer agent(s)) in connection with the production of the information with regard to which demand is made herein.

        Richard J. Lashley, my designated agent, is authorized to make the above-referenced inspection and receive copies and extracts on my behalf pursuant to the Power of Attorney attached hereto.

        The purposes for requesting such inspection and copying are to communicate with shareholders regarding the opportunities for Synergy Financial to facilitate a possible solicitation of proxies in connection with the upcoming 2006 Annual Meeting of Stockholders.

        Under section 7 of Synergy Financial’s bylaws and Section 14A:5-28 of the Act, Synergy Financial is required to permit inspection of its record of shareholders within 5 days after receiving this letter. Please advise me at 630-848-1340, or my counsel, Phillip M. Goldberg of Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois 60610 (telephone number: 312-832-4549), as to when the items sought will be made available, and in what form.

Very truly yours, /s/ John W. Palmer John W. Palmer

STATE OF ILLINOIS	)
COUNTY OF DUPAGE	)	ss:
)

        John W. Palmer, having been first duly sworn according to law, did depose, swear and say that he is authorized to execute the foregoing Demand for Stock Ledger and Shareholder Lists and to make the demands, designations, authorizations and representations contained therein, and that the matters contained in the foregoing Demand for Stock Ledger and Shareholder Lists are true and correct.

/s/ John W. Palmer
John W. Palmer

Sworn to and subscribed before me by John Palmer this 18th day of January, 2006 .

/s/ Christine M. Shea
Notary Public

My Commission Expires: July 27, 2009

POWER OF ATTORNEY

STATE OF ILLINOIS	)
COUNTY OF DUPAGE	)	ss:
)

        I, John W. Palmer, do hereby make, constitute and appoint Richard J. Lashley to act on my behalf, to inspect and receive copies of the stockholder records of Synergy Financial Group, Inc. requested in the accompanying demand.

By:	/s/ John W. Palmer John W. Palmer

Sworn to and subscribed before me
this 18th day of January, 2006.

/s/ Christine M. Shea
Notary Public

My Commission Expires: July 27, 2009

EXHIBIT 6

[LOGO OMITTED]
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016-0130
(908)272-3838

VIA OVERNIGHT COURIER

January 20, 2006

Mr. John W. Palmer
4216 Richwood Court
Naperville, Illinois 60564

Re:	Synergy Financial Group, Inc. Demand for Shareholder List

Dear Mr. Palmer:

        We are in receipt of your letter dated January 18, 2006, demanding the opportunity to inspect, among other things, the Company’s current list of shareholders. In accordance with Section 14A:5-28(3) of the New Jersey Business Corporation Act (the “Act”) and our Bylaws, on January 25, 2006, during normal business hours, we will make available to you or your duly authorized representative, to examine in person and make extracts from, the Company’s record of shareholders (including the Cede list of participating brokers) currently in our possession. The list will be available for inspection at the Administrative Offices of the Company located at 310 North Avenue East, Cranford, New Jersey. Our normal business hours at that location are 8:00 am. to 4:30 p.m. Eastern Daylight Time. The Company will not provide any facilities for the reproduction or transmission of the shareholder list.

        Prior to permitting any inspection of the shareholder list, you or your representative will be asked to execute an Affidavit agreeing to keep confidential the information contained therein and to use the list only for a proper purpose as required by the Act. A copy of the Affidavit is enclosed with this letter.

Sincerely, /s/ John S. Fiore John S. Fiore President and Chief Executive Officer

Enclosure

AFFIDAVIT

STATE OF NEW JERSEY	)
COUNTY OF UNION	)	ss:
)

        Having been first duly sworn, I, Richard J. Lashley, do hereby declare and affirm that, acting as an appointed agent for John W. Palmer and PL Capital, LLC (collectively referred to as “we”), we shall utilize any and all information (“Information”) that we obtain from our inspection of the shareholder list and list of participating brokers (commonly referred to as the “Cede list”) of Synergy Financial Group, Inc. (“Company”) in response to our letter dated January 18, 2006, from John W. Palmer to Mr. John Fiore, President of the Company, now and in the future, only for the proper purpose of communicating with shareholders of the Company related to the 2006 annual meeting of the Company’s stockholders. We further acknowledge and declare that we understated that such Information constitutes proprietary and confidential information of the Company and its shareholders, and we shall take all necessary steps to maintain the confidentiality of such Information now and in the future.

I have hereunto set my hand this ____ day of January, 2006.

_____________________________________
Richard J. Lashley

        Subscribed and sworn to me before this ____ day of January, 2006 by the above-named Richard J. Lashley.

_____________________________________
Notary Public

My Commission Expires: _____________

[SEAL]

2

EXHIBIT 7

January 31, 2006

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Mr. Kevin A. Wenthen
Secretary
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, NJ 07016

Re:	Notice of Intent to Nominate Two Directors

Dear Mr. Wenthen:

        This letter constitutes a notice of intent by me, John W. Palmer, to nominate two persons for election as directors of Synergy Financial Group, Inc. (the “Company”) at the 2006 Annual Meeting of Stockholders of the Company. This notice is being provided to you pursuant to Section 15 of Article II of the Company’s Bylaws. I am the owner of record of 100 shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”), as evidenced by certificate number SFG#2723 dated February 23, 2005. I may be deemed to beneficially own 1,110,410 shares of the Common Stock (inclusive of such 100 shares). By the fact of my submission of this notice of intent to nominate, it is my understanding that the Company is now obligated under the federal securities laws to file preliminary proxy materials with the United States Securities and Exchange Commission.

        I hereby notify the Company pursuant to Section 15 of Article II of the Company’s Bylaws that I intend to nominate Mr. Daniel P. Spiegel and Mr. Daniel M. Eliades for election to the Board of Directors of the Company at the 2006 Annual Meeting of Stockholders of the Company. Enclosed is the written consent of each proposed nominee to be named on my proxy statement and to serve as a director of the Company if elected. Also enclosed is a certificate of each proposed nominee, under oath before a notary public, whereby each proposed nominee states that he meets the eligibility requirements of Article III, Sections 16-19 of the Bylaws of the Company.

        Set forth below is certain information, including that required by Section 15 of Article II of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 15 of Article II.

(i)	As to each proposed nominee:

A.	Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Daniel P. Spiegel	42	Atlantic Home Loans Inc.	1 Mark Circle
		50 Route 46	Metuchen, NJ 08840
		Parsippany, NJ 07054
Daniel M. Eliades	40	Forman Holt & Eliades LLC	1005 Harding Street
		218 Route 17 North	Westfield, NJ 07090
		Rochelle Park, NJ 07662
B.	Principal Occupation or Employment

Daniel P. Spiegel:	Since March 2004, Mr. Spiegel, age 42, has been the Chief Financial Officer of Atlantic Home Loans, Inc., a privately held mortgage banking company which is located at 50 Route 46, Parsippany, NJ 07054. From March 2003 to March 2004 he served as a Consultant to The Manhattan Mortgage Company in New York, NY. Prior that time, from 1992 to 2002, he served in a variety of senior positions at Summit Bank (NJ) and then Fleet National Bank, after Fleet acquired Summit Bank. Mr. Spiegel most recently served Fleet as Senior Vice President of Residential Lending for Fleet National Bank and ran Fleet's Secondary Marketing and Post Closing Operation in New Jersey. Mr. Spiegel holds a B.A. in Economics and Political Science from Rutgers University and was selected to the Eagleton Institute's Undergraduate Associate Honor's program.

Daniel M. Eliades:	Since 1997, Mr. Eliades, age 40, has been a member of Forman Holt & Eliades, LLC ("FHE"), a law firm with its principal office at 218 Route 17 North, Rochelle Park, New Jersey 07662. Prior to that time, Mr. Eliades served as the judicial clerk for the Honorable Burrell I. Humphreys, the Assignment Judge for the Essex County Vicinage of the Superior Court of New Jersey, and as an associate attorney at two of New Jersey's largest law firms - Clapp & Eisenberg and Ravin, Sarasohn, Cook, Baumgarten, Fisch & Rosen. Throughout his legal career, Mr. Eliades has had extensive experience representing some of New Jersey's leading banking institutions. Mr. Eliades received a B.A. from the College of New Jersey and law degree from Seton Hall University.

C.	Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
Daniel P. Spiegel	Common	15,605*
Daniel M. Eliades	Common	1,000*

*Except as noted below, all of the above shares are owned beneficially and neither nominee owns any shares of Common Stock of record. Additionally, the PL Capital Group (as defined herein), of which Mr. Spiegel and Mr. Eliades may be deemed members, beneficially owns an aggregate of 1,129,015 shares of Common Stock (inclusive of the shares set forth above for Mr. Spiegel and Mr. Eliades). Of the 15,605 shares beneficially owned by Mr. Spiegel, 5,861 shares are held directly and 9,744 as custodian for the UGMA account of Mr. Spiegel’s minor daughter Barbara Spiegel (of such 9,744 shares, 9,000 are held of record by Barbara Spiegel’s UGMA account).

D.	Interest of Certain Persons in Matters to be Acted Upon

        Except as otherwise set forth herein, neither Mr. Spiegel nor Mr. Eliades is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Except as otherwise set forth herein, neither Mr. Spiegel nor Mr. Eliades, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E.	Other Information

Directorships of Other Publicly Owned Companies

        Neither Mr. Spiegel nor Mr. Eliades is presently serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940.

Material Proceedings Adverse to the Company

        To my knowledge, there are no material proceedings to which either Mr. Spiegel or Mr. Eliades, or any associate of either of them, is a party adverse to the Company or any of its subsidiaries, and neither of them nor any associate of either of them has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Spiegel or Mr. Eliades.

Transactions by Mr. Spiegel:

Date	Number of Shares
2004-01-20	8,000

2005-08-16	(2,000)

2005-10-27	(2,000)

2004-01-20	9,000*

* As Custodian for Barbara Spiegel, UGMA

Transactions by Mr. Eliades:

Date	Number of Shares
2006-01-26	1,000

        All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date hereof, neither Mr. Spiegel nor Mr. Eliades has margin or other loans outstanding secured by Common Stock.

Arrangements or Understandings with Other Persons

        Mr. Spiegel and Mr. Eliades have an understanding with the PL Capital Group pursuant to which the PL Capital Group has requested them to serve as its representatives on the Board of Directors of the Company, and they have agreed to do so, without compensation from the PL Capital Group. Financial Edge Fund, L.P., a member of the PL Capital Group, has agreed to indemnify Mr. Spiegel and Mr. Eliades for any liabilities either of them may incur in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company. Financial Edge Fund, L.P., has also agreed to reimburse Mr. Spiegel and Mr. Eliades for any expenses that either one of them incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2006 Annual Meeting of Stockholders of the Company, but has no other arrangements or understandings with either such proposed nominee. To my knowledge, neither Mr. Spiegel nor Mr. Eliades has any arrangement or understanding with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.

Absence of any Family Relationships

        Neither Mr. Spiegel nor Mr. Eliades has any family relationship with any director or officer of the Company. There is no family relationship between Mr. Spiegel and Mr. Eliades.

Absence of Involvement in Certain Legal Proceedings

        To my knowledge, and based on information provided by each nominee:

a. Since January 1, 2000, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Spiegel or Mr. Eliades, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of Mr. Spiegel or Mr. Eliades. In addition, since January 1, 2000, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of, any partnership in which either of them is or was a general partner, or any company or business association of which either of them is or was an executive officer.

b. Neither Mr. Spiegel nor Mr. Eliades has been convicted in a criminal proceeding nor has either of them been named as the subject of any pending criminal proceeding (excluding traffic violations or similar misdemeanors).

c. Since January 1, 2000, neither Mr. Spiegel nor Mr. Eliades has been the subject of any court order, judgment or decree, not suspended, reversed or vacated, permanently or temporarily enjoining (or otherwise limiting) either of them from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Since January 1, 2000, neither Mr. Spiegel nor Mr. Eliades has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days their right to be engaged in any activity described in clause c. above, or to be associated with persons engaged in any such activity.

e. Since January 1, 2000, neither Mr. Spiegel nor Mr. Eliades has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) to have violated any federal or state securities law, or by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal commodities law, wherein the judgment in such civil action or finding by the SEC or the CFTC has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

        To the best of my knowledge, and based on information provided by each nominee:

a. Since the beginning of the Company’s last fiscal year, neither Mr. Spiegel nor Mr. Eliades nor any member of the immediate family of either has had any material interest in any transaction or any series of similar transactions to which the Company or any of its subsidiaries was a party, and neither Mr. Spiegel nor Mr. Eliades nor any member of the immediate family of either has any material interest in any currently proposed transaction, or series of similar transactions to which the Company or any of its subsidiaries is a party.

b. Since the beginning of the Company’s last fiscal year, neither Mr. Spiegel nor Mr. Eliades has had any relationship of the nature described in Item 404(b) of Regulation S-K, promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Specifically, since the beginning of the Company’s last fiscal year, neither Mr. Spiegel nor Mr. Eliades has been an executive officer, director, or partner of, or has either one of them owned (directly or indirectly) more than 10% of the equity interest in, any of the following types of organizations:

i. Any organization that has made or proposes to make payments to the Company or any of its subsidiaries for property or services;

ii. Any organization to which the Company or any of its subsidiaries was indebted;

iii. Any organization to which the Company or any of its subsidiaries has made or proposes to make payments for property or services; or

iv. Any organization that provided legal services or investment banking services to the Company or any of its subsidiaries.

c. Since the beginning of the Company’s last fiscal year, neither Mr. Spiegel nor Mr. Eliades, nor any member of their respective immediate families or any firm, company or organization of which either of them is an executive officer or director or the beneficial owner of 10% or more of any class of equity securities, nor any trust or other estate in which either of them has a substantial beneficial interest or as to which either of them serves as a trustee or in a similar capacity, was indebted to the Company or any of its subsidiaries in excess of $60,000 at any time.

Section 16 Compliance

        Neither Mr. Spiegel nor Mr. Eliades is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

(ii)	As to the nominator, Mr. Palmer:

A.	Age, Business, Residence and Record Addresses of Mr. Palmer.

Age	Business Address	Residence and Record Address
45	20 East Jefferson Ave.	4216 Richwood Court
	Suite 22	Naperville, IL 60564
Naperville, IL 60540

        I am a member of the PL Capital Group which consists of the following persons and entities:

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund")

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic")

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund")

•	PL Capital Offshore, Ltd., a Cayman Islands company ("PL Capital Offshore")

•	PL Capital, LLC (“PL Capital”), a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for separate accounts held by Advance Capital Partners, LLC, a New Jersey limited liability company (“Advance Capital Partners”) and the Irving Smokler Revocable Trust, a Florida trust (“Irving Smokler Trust”)

•	PL Capital Advisors, LLC (“PL Capital Advisors”), a Delaware limited liability company, and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund

•	Padco Management Corp., a New Jersey corporation ("Padco"), the Managing Member of Advance Capital Partners

•	Peter Cocoziello, the President of Padco

•	Irving Smokler Trust

•	Irving Smokler, the co-trustee of the Irving Smokler Trust

•	Carol Smokler, the co-trustee of the Irving Smokler Trust

•	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP")

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP and Investment Manager for a separate account held by Archimedes Overseas (“Goodbody/PL LLC”)

•	Myself and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, members of the Board of Directors of PL Capital Offshore, and as individuals

•	Daniel P. Spiegel

•	Daniel M. Eliades

The address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The address of Advance Capital Partners, Padco and Mr. Cocoziello is 1430 State Highway 206, Suite 100, Bedminster, NJ 07921. The address of the Irving Smokler Trust, Irving Smokler and Carol Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. The home address of Mr. Spiegel is 1 Mark Circle, Metuchen, NJ 08840. The home address of Mr. Eliades is 1005 Harding Street, Westfield, NJ 07090. Mr. Lashley’s home and record address for his record holdings is 2 Trinity Place, Warren, NJ 07059.

        No other stockholder other than members of the PL Capital Group is known to me to be supporting Mr. Spiegel or Mr. Eliades as a nominee.

B.	Principal Occupation or Employment of Mr. Palmer

        The principal employment of Mr. Palmer is investment management with PL Capital, PL Capital Advisors and Goodbody/PL LLC.

C.	Beneficial Ownership of Mr. Palmer and Other Stockholders

        I am the record owner of 100 shares of Common Stock. No other member of the PL Capital Group owns shares of Common Stock of record, except Mr. Lashley who owns 2,000 shares of record and Mr. Spiegel, as custodian for his minor daughter Barbara’s UGMA account, which account owns 9,000 shares of record. Each member of the PL Capital Group may be deemed to beneficially own 1,129,015 shares of Common Stock.

Very truly yours, /s/ John W. Palmer John W. Palmer

CONSENT OF PROPOSED NOMINEE

        I, Daniel P. Spiegel, hereby consent to be named in the proxy statement of Mr. John W. Palmer to be used in connection with his solicitation of proxies from the shareholders of Synergy Financial Group, Inc. for use in voting at the 2006 Annual Meeting of Stockholders of Synergy Financial Group, Inc. and I hereby consent and agree to serve a director of Synergy Financial Group, Inc. if elected at such Annual Meeting.

/s/ Daniel P. Spiegel Daniel P. Spiegel

Dated: January 27, 2006

CONSENT OF PROPOSED NOMINEE

        I, Daniel M. Eliades, hereby consent to be named in the proxy statement of Mr. John W. Palmer to be used in connection with his solicitation of proxies from the shareholders of Synergy Financial Group, Inc. for use in voting at the 2006 Annual Meeting of Stockholders of Synergy Financial Group, Inc. and I hereby consent and agree to serve a director of Synergy Financial Group, Inc. if elected at such Annual Meeting.

/s/ Daniel M. Eliades Daniel M. Eliades

Dated: January 30, 2006

EXHIBIT 8

CERTIFICATE

        The undersigned, being first duly sworn on oath, states that he meets the eligibility requirements of Article III, Sections 16-19 of the Bylaws of Synergy Financial Group, Inc.

/s/ Daniel P. Spiegel Daniel P. Spiegel

Dated: January 27, 2006

[NOTARIAL SEAL]	Subscribed and sworn to before me this 27th
day of January, 2006.
/s/ Joleen A. Acosta
Notary Public, State of New Jersey
My commission expires 4/02/2008.

Joleen A. Acosta Notary Public of New Jersey Commission Expires 4/02/2008

CERTIFICATE

        The undersigned, being first duly sworn on oath, states that he meets the eligibility requirements of Article III, Sections 16-19 of the Bylaws of Synergy Financial Group, Inc.

/s/ Daniel M. Eliades Daniel M. Eliades

Dated: January 30, 2006

[NOTARIAL SEAL]	Subscribed and sworn to before me this 30th
day of January, 2006.
/s/ Elena M. Melisses
Notary Public, State of New Jersey
My commission expires June 12, 2006.

EXHIBIT 9

CONSENT OF PROPOSED NOMINEE

        I, Daniel P. Spiegel, hereby consent to be named in the proxy statement of Mr. John W. Palmer to be used in connection with his solicitation of proxies from the shareholders of Synergy Financial Group, Inc. for use in voting at the 2006 Annual Meeting of Stockholders of Synergy Financial Group, Inc. and I hereby consent and agree to serve a director of Synergy Financial Group, Inc. if elected at such Annual Meeting.

/s/ Daniel P. Spiegel Daniel P. Spiegel

Dated: January 27, 2006

CONSENT OF PROPOSED NOMINEE

        I, Daniel M. Eliades, hereby consent to be named in the proxy statement of Mr. John W. Palmer to be used in connection with his solicitation of proxies from the shareholders of Synergy Financial Group, Inc. for use in voting at the 2006 Annual Meeting of Stockholders of Synergy Financial Group, Inc. and I hereby consent and agree to serve a director of Synergy Financial Group, Inc. if elected at such Annual Meeting.

/s/ Daniel M. Eliades Daniel M. Eliades

Dated: January 30, 2006